ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

300-A S. Front Street

Kyle, Texas 78640

Telephone: 512.921.7157

Fax: 512.268.2766

February 17, 2009

VIA EDGAR and

FEDERAL EXPRESS

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street NE

Washington, D.C. 20549

Attention: Reid Hooper

RE:	Electronic Kourseware International, Inc.

Form 10-12g

File No. 000-53242

Dear Mr. Hooper:

This letter responds to the Commission staff’s comment letter dated January 30, 2009, to Electronic Kourseware International, Inc. Today we are filing Amendment No. 3 to the referenced Form 10-12g, with revisions drafted in response to your comments. Enclosed with this letter (via Federal Express) are four copies of this amendment, together with four additional copies marked to show changes from the original filings.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or person under the federal securities laws of the United States.

The following numbered response corresponds to the numbered comments in your January 30 letter. Page references in this letter are to the unmarked versions of the registration statement as filed via EDGAR.

Reid Hooper

February 17, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.

Please revise to correct the various numerical reference errors included in your discussion of results of operations for the nine months ended September 30, 2008 as compared to the nine months ended September 30, 2007.

Response: We corrected the numerical errors, which resulted from the typographic error in the cost of sales for the nine months ended September 30, 2008. The correct cost of sales figure was $269,721; the prior filing recorded it as $269,369.

Financial Statements

Report of Independent Registered Public Accounting Firm

2.

Request your auditor to modify its report to include an explanatory paragraph following the opinion paragraph to address the restatement of previously issued financial statements. The explanatory paragraph in the auditor's report should identify the nature of the restatement and a reference to the footnote disclosure describing the restatement.

Response: The auditor’s report has been modified, including an explanatory paragraph for the restatement and footnote disclosure.

3.	Include a footnote to the financial statements describing the restatement and the impact in the financial statements for all periods affected.

Response: Note 2 to the financial statements describes the restatement.

Statements of Operations for the Years Ended December 31, 2007 and 2008

4.	It appears that the earnings per share on the face of the income statement for the year ended December 31, 2007 is incorrect. Please revise accordingly.

Response: We corrected the numerical error. The correct earnings per share is $(0.01).

Condensed Statement of Operations for the Nine Months Ended September 30, 2008 and 2007

Reid Hooper

February 17, 2009

5.	We note your response to prior comment 1. Revise the face of your financial - statements to indicate that your historical financial statements have been restated.

Response: We identified the restated portions of the financial statements in the body of the statements.

6.	It appears that the income statement for the nine months ended September 30, 2008 does not foot. Please correct.

Response: The income statement did not foot because of a typographic error in the entry of cost of sales for the nine months ended September 30, 2008. We have corrected the error in each occurrence.

Note 2. Trade Accounts Receivable

7.

We note that your allowance for doubtful accounts remained unchanged from December 31, 2007, despite an increase 92% increase in receivables. Please tell us your basis for determining that the allowances at December 31, 2007 and September 30, 2008 were appropriate and specifically the factors you considered in this determination.

Response: The company’s doubtful accounts always increase dramatically in the third quarter as the majority of the company’s sales occur during this period. The doubtful accounts calculation is based on an average amount of A/R the company carries throughout the year. These amounts spike up every year in the third quarter, but this does not reflect an increase of bad debt. Rather, it is a seasonal occurrence typical of our business.

The accounts receivable reserve was calculated based upon analysis of very old uncollected amounts plus analysis of the percentage of accounts not collected within a reasonable period of time. Dealing with primarily government clients, the amount of new potentially bad debt is, in our view, minimal.

Note 3. Inventory

8.

We note that your inventory reserve remained unchanged for all periods presented: September 30, 2008, December 31, 2007, and December 31, 2006, despite an increase 81% increase in inventory from December 31, 2006. Please provide us with a summary of the analysis you used to determine that your inventory reserves were appropriate for all periods presented.

Response: Like doubtful accounts, our inventory increases dramatically in the third quarter as the majority of the company’s sales occur during this period. The

Reid Hooper

February 17, 2009

inventory reserve calculation is based on an average amount of inventory the company carries throughout the year. These amounts spike up every year in the third quarter, but this does not reflect an increase of obsolete inventory. Rather, it is a seasonal occurrence typical of our business.

We analyzed the sale trough rate of each line item of inventory and identified some specific obsolete inventory and then added into the reserve an amount equal to the amount of inventory that is not typically sold in a given year, to arrive at our reserve figure.

I trust that the foregoing information completely responds to your comments. Please contact us through our attorney, Lee Polson (telephone 512.499.3626; fax 512.499.5719; email lee.polson@strasburger.com) if you have questions or require additional information.

Very truly yours,

Electronic Kourseware International, Inc.

/s/ Phillip Greer

By: Phillip Greer, Chief Executive Officer